News Release	AMEX, TSX Symbol: NG

Galore Creek Resources Expanded to
13.7 Million Ounces Gold and 12.0 Billion Pounds Copper

19 April 2005 – Vancouver, NovaGold Resources Inc. (AMEX, TSX: NG) Highlights

New independent resource estimate completed for Galore Creek gold-silver-copper project.

Overall project resource at a 0.35% copper equivalent(1) cut-off grade now totals:

Measured and Indicated category: 516.7 million tonnes containing 5.9 million ounces of gold, 75 million ounces of silver and 6.8 billion pounds of copper; and

Inferred category: 578.3 million tonnes containing 7.8 million ounces of gold, 81 million ounces of silver and 5.2 billion pounds of copper.

New resource confirms rationale for 60,000 TPD pre-feasibility throughput. NovaGold to consider expanding 2005 program.

2004 Drilling Dramatically Expands Overall Gold, Silver and Copper Resource

An updated resource estimate for the entire Galore Creek project, including Copper Canyon, has been completed by independent engineering firm, Hatch Ltd. of Vancouver, B.C., Canada, and shows a major expansion in the overall resource base. As compared with the previously released project resource the updated estimate has more than doubled. The resource is contained in four separate areas including: the main Central/SouthWest deposit, the West Fork deposit up the Galore Creek Valley, the Junction deposit about 1 kilometer west of the Central deposit, and the Copper Canyon deposit about 5 kilometers to the east.

The updated resource estimation was based on a three dimensional geologic and mineralization model that utilized over 133,000 meters (436,000 feet) of drilling in 537 core holes including 44,194 assay samples. Grades for the model were estimated using ordinary kriging procedures and mineralization was composited on 6 meter intervals with high-grade samples capped based on lognormal probability plots.

The overall project Measured and Indicated resource now totals 516.7 million tonnes grading 0.59% copper, 0.36 g/t gold, 4.54 g/t silver and containing over 5.9 million ounces of gold, 75 million ounces of silver and 6.8 billion pounds of copper at a 0.35% copper equivalent cut-off grade. The overall project Inferred resource now totals 578.3 million tonnes grading 0.41% copper, 0.42 g/t gold, 4.35 g/t silver and containing over 7.8 million ounces of gold, 81 million ounces of silver and 5.2 billion pounds of copper at a 0.35% copper equivalent cut-off. The following Summary Tables 1 and 2 show overall project resources at incremental copper equivalent cut-offs of 0.35% 0.50% and 1.00% respectively. Copper equivalent grades are based both on long-term average metal prices and estimated recoveries based on extensive metallurgical data from the Galore Creek Central/SW deposit (see Note 1 below).

Table 1: TOTAL MEASURED and INDICATED RESOURCES – GALORE CREEK PROJECT

Cut-Off	Size	Grade				Billion lbs.	Million Ozs	Million Ozs
CuEq%	M Tonnes	Cu (%)	Au (g/t)	Ag (g/t)	CuEq (%)	Cu	Au	Ag
0.35	516.7	0.59	0.36	4.54	0.80	6.8	5.95	75.4
0.50	353.3	0.72	0.45	5.29	0.98	5.6	5.06	60.2
1.00	116.6	1.08	0.82	7.20	1.56	2.8	3.10	27.0

Table 2: TOTAL INFERRED RESOURCES – GALORE CREEK PROJECT

Cut-Off	Size	Grade				Billion lbs.	Million Ozs	Million Ozs
CuEq%	M Tonnes	Cu (%)	Au (g/t)	Ag (g/t)	CuEq (%)	Cu	Au	Ag
0.35	578.3	0.41	0.42	4.35	0.68	5.2	7.80	81.0
0.50	348.5	0.50	0.54	5.41	0.86	3.9	6.01	60.7
1.00	81.2	0.79	0.98	8.16	1.44	1.4	2.56	21.2

Note: (1) Copper equivalent calculations use metal prices of US$375/oz for gold, US$5.50/oz for silver and US$0.90/lb for copper. Copper equivalent calculations (CuEq%) reflect gross metal content that have been adjusted for metallurgical recoveries based on the following criteria: Copper Recovery = (%Cu-0.06)/%Cu with a minimum of 50% and maximum of 95%; Gold Recovery = (Au g/t – 0.14)/Au g/t with a minimum of 30% and maximum of 80%; and Silver Recovery = 80%.

Full resource tables related to the above totals for each of the respective target areas drilled in 2004 are available on the Company’s website www.novagold.net.

The 2004 drill program and sampling protocol were completed with oversight by qualified person Scott Petsel, Senior Project Geologist for NovaGold. A rigorous quality control and quality assurance protocol was utilized on the project including blank and reference samples with each batch of assays. All NovaGold drill samples were analyzed by fire assay and ICP at ALS Chemex Labs in Vancouver, B.C., Canada. Database quality control and quality assurance standards were overseen by Hatch Ltd. The independent resource estimation by Hatch Ltd. was under the direction and oversight of qualified persons Gary Giroux and Robert Morris, Hatch Ltd., Vancouver, B.C., Canada. A detailed 43-101 compliant technical report will be completed on the resource estimate within 30 days.

2005 Galore Creek Exploration and Development Program

Final planning is currently underway for 2005 exploration and development program at Galore Creek. The field exploration program is mobilizing with drilling anticipated to begin in late-May. Seven core drills will be working on site and a minimum of 50,000 meters (165,000 feet) of drilling is budgeted in preparation for a Feasibility Study in 2006. In view of the significant increase of the resource at Galore Creek NovaGold is considering an expansion of its 2005 program.

Hatch Ltd. has been retained to complete a Pre-Feasibility level study on Galore Creek that integrates the new resources from the West Fork, Junction, and Copper Canyon deposits along with the updated main Central/Southwest deposit resource. This new study will use an expanded yearly production level for the project of up to 60,000 tonnes per day which is twice that used in the Preliminary Economic Assessment completed last August for the project. The Pre-Feasibility study will also refine estimates for capital and operating costs, as well as look in more detail at site layout, metallurgy, resource optimization scheduling, and development timelines. The results of this work will be available in the second half of 2005 and will guide the Feasibility level engineering programs for the project.

Environmental baseline monitoring for the Galore Creek project and preparation of the final Environmental Assessment Report is proceeding with the support of RTEC, a joint company between Rescan Environmental Services and the Tahltan Nation Development Corporation.

About the Galore Creek Project

The Galore Creek Project is located in Northwestern British Columbia west of Highway 37 and 150 kilometers northeast of the tidewater shipping port of Stewart, British Columbia. NovaGold has an option to acquire a 100% interest in the Galore Creek gold-silver-copper project from subsidiaries of Rio Tinto plc and Anglo American plc.

NovaGold has an option agreement with Eagle Plains Resources Ltd. on the adjoining Copper Canyon property under which NovaGold may acquire up to an 80% interest. NovaGold also has an option on the adjoining Grace property with Pioneer Metals Corporation under which NovaGold may acquire a 60% interest in the Grace claims. NovaGold has also staked claims in the surrounding area which it controls 100%.

About NovaGold

NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in Alaska and Western Canada. NovaGold is rapidly advancing three of North America's largest undeveloped gold and copper deposits: the Galore Creek gold-silver-copper project, the Donlin Creek gold project in partnership with Placer Dome, the Ambler project in partnership with Rio Tinto, as well as the Company's Nome Operations including: Rock Creek, Big Hurrah and Nome Gold. NovaGold has 66.1 million shares outstanding, is well financed with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at www.novagold.net.

For more information contact: Greg Johnson, Vice President,
Corporate Communications and Strategic Development
E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Don MacDonald, CA, Senior VP & CFO
E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks related to exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices and other risks and uncertainties described in the Company’s registration statement on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.